SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 COMPUMED, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                    204914402
                      (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                         Spinnaker Technology Fund, L.P.
                         c/o SoundView Asset Management
                                22 Gatehouse Road
                           Stamford, Connecticut 06092
                                 (203) 462-7250
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                              David P. Falck, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1000

                                 April 18, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check the following box if a fee is being paid with this
         Statement:  |_|


                               Page 1 of 11 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 204914402
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Spinnaker Technology Fund, L.P.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                         (b)|X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 o

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- ---------=----------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              97,600
        NUMBER OF          -----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             -0-
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                              97,600
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              -0-
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   97,600
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         o

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.2%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================

                               Page 2 of 11 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 204914402
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       SoundView Asset Management, Inc.
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                        (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       AF
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 o

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    97,600
        NUMBER OF          -----------------------------------------------------
          SHARES             8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   -0-
           EACH            -----------------------------------------------------
        REPORTING            9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                                    97,600
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    -0-
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   97,600
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         o

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.2%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================

                               Page 3 of 11 Pages

                                  SCHEDULE 13D


- --------------------------------------------

CUSIP NO. 204914402
- --------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Lawrence A. Bowman
- --------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a) o
                                                                         (b) |X|
- --------------------------------------------------------------------------------
    3.        SEC USE ONLY

- --------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       PF
- --------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                  o

- --------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
- --------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                                    45,000
        NUMBER OF          -----------------------------------------------------
          SHARES            8.          SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                   97,600
           EACH            -----------------------------------------------------
        REPORTING           9.          SOLE DISPOSITIVE POWER
       PERSON WITH
                                                    45,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                                    97,600
- --------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   142,600
- --------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                          o

- --------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.7%
- --------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       IN
================================================================================

                               Page 4 of 11 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of CompuMed, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1230 Rosecrans Avenue, Manhattan Beach, California 90266.


Item 2.           Identity and Background.

                  This Statement is being filed in connection with the Common Stock beneficially owned by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker"), and Lawrence A. Bowman, each which conducts their principal business and maintains their principal office at 22 Gatehouse Road, Stamford, Connecticut 06902.

                  The sole general partner of Spinnaker is SoundView Asset Management, Inc., a Delaware corporation ("SoundView"), which conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902. All business of Spinnaker is conducted under the complete and exclusive control of SoundView. Mr. Bowman is the President and a member of the Board of Directors of SoundView. Mr. Bowman also owns 20% of SoundView.

                  Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. SoundView was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios. Mr. Bowman, as President of SoundView, makes all of the investment decisions for Spinnaker and SoundView. Mr. Bowman is a U.S. citizen. (Spinnaker, SoundView and Mr. Bowman are sometimes hereinafter referred to as the "Filers").

                  The name, business address, present principal occupation or employment of each executive officer and director of SoundView is set forth in
Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

                  During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final

                               Page 5 of 11 Pages
order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.


Item 4.           Purpose of Transaction.

                  Not applicable.


Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information disclosed by the Company. According to the Company's registration statement on Form SB-2, as filed with the Securities and Exchange Commission on March 5, 1996, as of February 20, 1996, there were 8,408,517 shares of Common Stock outstanding.

                  Currently, Spinnaker beneficially owns 97,600 shares of Common Stock, representing approximately 1.2% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it. Currently, Mr. Bowman beneficially owns 45,000 shares of Common Stock, representing approximately 0.5% of the Common Stock issued and outstanding. Mr. Bowman has sole voting and dispositive power with respect to all Common Stock owned by him.

                  SoundView may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of its status as sole general partner of Spinnaker. Such deemed beneficial ownership would total 97,600 shares, representing approximately 1.2% of the Common Stock issued and outstanding. SoundView may be deemed in its capacity as general partner of Spinnaker to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker. SoundView disclaims beneficial ownership of such shares.

                  Mr. Bowman may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of his status as President of SoundView, the sole general partner of Spinnaker. Such deemed beneficial ownership would total 142,600 shares, representing approximately 1.7% of the Common Stock issued and outstanding. Mr. Bowman may be deemed in his capacity as President of SoundView to share the

                               Page 6 of 11 Pages
voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker. Mr. Bowman disclaims all such beneficial ownership of such shares.

                  (c) On April 18, 1996, Spinnaker disposed of 328,900 shares of the Common Stock to close out short positions taken prior to April 17, 1996. Since April 18, 1996, Spinnaker sold shares of Common Stock in open market transactions on the NASDAQ Small Capitalization Market System, as follows:

Date of Sale                        No. of Shares                    Sale Price
   (1996)                                Sold                         per Share
- ------------                        -------------                    -----------
April 23                                25,000                          $2.641
April 23                                20,000                           2.6875
April 24                                11,000                           2.625
April 24                                 5,000                           2.5
April 25                                12,500                           2.59375
April 26                                25,000                           2.5437
April 29                               122,600                           2.475

                  (d) To the best knowledge of the Filers, no person other than the Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock.

                  (e) The Filers ceased to be the beneficial owners of more than five percent of the Common Stock on April 18, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Stock Purchase Agreement, dated as of August 9, 1995 (the "Agreement") among the Company and the purchasers, including Spinnaker and Mr. Bowman, named on the Schedule of Purchasers attached thereto, the Company filed on March 5, 1996 a registration statement under the Securities Act of 1933, as amended, in respect of the Common Stock held by the Filers. The registration statement became effective in early April, 1996.


Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

                               Page 7 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 30, 1996

                                    SPINNAKER TECHNOLOGY FUND, L.P.

                                    By: SoundView Asset Management, Inc.,
                                            Its General Partner



                                            By:   /s/ Lawrence A. Bowman
                                               -------------------------
                                               Lawrence A. Bowman
                                               President

                               Page 8 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 30, 1996


                                    SOUNDVIEW ASSET MANAGEMENT, INC.



                                    By:   /s/ Lawrence A. Bowman
                                       --------------------------
                                       Lawrence A. Bowman
                                       President


                               Page 9 of 11 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 30, 1996


                                          /s/ Lawrence A. Bowman
                                          ----------------------
                                          Lawrence A. Bowman


                               Page 10 of 11 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                       OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


                  The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of SoundView Asset Management, Inc. All business of Spinnaker Technology Fund, L.P. is conducted under the complete and exclusive control of SoundView Asset Management, Inc., its General Partner.

                                                  PRESENT PRINCIPAL OCCUPATION
         NAME                                              OR EMPLOYMENT
         ----                                     ----------------------------

Lawrence A. Bowman                                President and Director of
SoundView Asset Management, Inc.                  SoundView Asset Management,
22 Gatehouse Road                                 Inc.
Stamford, Connecticut 06092

Kerry Tyler                                       Secretary and Treasurer of
SoundView Asset Management, Inc.                  SoundView Asset Management,
22 Gatehouse Road                                 Inc.
Stamford, Connecticut 06092

James B. Townsend                                 President of SoundView
SoundView Financial Group, Inc.                   Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092

Russell D. Crabs                                  Managing Director of SoundView
SoundView Financial Group, Inc.                   Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092


                               Page 11 of 11 Pages